EXHIBIT 99.1

Brookfield Announces Results of Conversion of its Series 24 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 23, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that 28,961 of its Cumulative Class A Preference Shares, Series 24 (the “Series 24 Shares”) (TSX: BAM.PR.R) and 658,612 of its Cumulative Class A Preference Shares, Series 25 (the “Series 25 Shares”) (TSX: BAM.PR.S) were tendered for conversion into Series 25 Shares and Series 24 Shares, respectively.

Brookfield currently has 9,278,894 Series 24 Shares and 1,529,133 Series 25 Shares outstanding. After taking into account all shares tendered for conversion, there would be less than one million Series 25 Shares outstanding on June 30, 2021, the conversion date. Accordingly, as provided in the share conditions of the Series 25 Shares, all remaining Series 25 Shares will be automatically converted into Series 24 Shares on a one-for-one basis effective June 30, 2021 (“automatic conversion”). There will be no conversion of Series 24 Shares tendered for conversion into Series 25 Shares, and holders of Series 24 Shares will retain their Series 24 Shares.

Following the automatic conversion, there will be 10,808,027 Series 24 Shares and no Series 25 Shares issued and outstanding. Holders of Series 25 Shares will receive a dividend of $0.147905 per share payable on June 30, 2021 in respect of the April 1, 2021 to June 30, 2021 floating rate period. If declared, the fixed quarterly dividends on the Series 24 Shares during the five years commencing July 1, 2021 will be paid at an annual rate of 3.237% ($0.2023125 per share per quarter). The Series 25 Shares will be de-listed from the Toronto Stock Exchange effective as of close of trading on June 30, 2021.

Brookfield Asset Management Inc.
Brookfield Asset Management is a leading global alternative asset manager with over US$600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com